April 8, 2009

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re:	Bluefly, Inc.
Amendment No. 2 to Registration Statement on Form S-3
SEC File Number:  333-127176
Form A-W Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bluefly, Inc., a Delaware corporation (the “Company”), hereby requests the immediate withdrawal of its Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-3 (File No. 333-127176) (the “Registration Statement”).  The Amendment was initially filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2009.

The Amendment was intended to be a post-effective amendment, but was incorrectly labeled and tagged as a pre-effective amendment at the time of the filing.  Accordingly, the Company is requesting that the Amendment be withdrawn and is re-filing a new post-effective amendment to the Registration Statement that will include the correct label and EDGAR tag.

The Company confirms that no securities have been sold pursuant to the Amendment.

Please contact, Jonathan Freedman, should you have further questions regarding our request for withdrawal.  Mr. Freedman may be reached at (212) 944-8000 x313.  Thank you for your assistance in this matter.

Very truly yours,

BLUEFLY, INC.

By:	/s/ Kara B. Jenny
Name:	Kara B. Jenny
Title:	Chief Financial Officer